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                      April 11, 2023

       John Jordan
       Chief Financial Officer
       Photronics, Inc.
       15 Secor Road
       Brookfield , Connecticut 06804

                                                        Re: Photronics, Inc,
                                                            Form 10-K for the
Fiscal Year ended October 31, 2022
                                                            File No. 1-39063

       Dear John Jordan:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                      Sincerely,


                      Division of Corporation Finance

                      Office of Manufacturing
       cc:                                              Richelle Burr